April 12, 2016

VIA EDGAR

United States Securities

   and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549
Attention:  Mr. William H. Thompson

      Accounting Branch Chief

Re:	Soupman, Inc.
Form 10-K/A Amendment No. 1 for the Fiscal Year Ended August 31, 2015
SEC Comment Letter Dated March 29, 2016
File No. 0-53943

Dear Mr. Thompson:

Thank you for your letter dated March 29, 2016 regarding Soupman, Inc. (“Soupman”). Enclosed for your review, we hereby submit this letter responding to your comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

Item 9A. Controls and Procedures

1.

Your response to comment 1 stated that you will amend the filing to disclose your disclosure controls and procedures were not effective.  However, the second paragraph under Item 9A of the amendment states that your disclosure controls and procedures were effective.  Please explain this inconsistency to us.

United States Securities

   and Exchange Commission

April 12, 2016

Response:

We recognized there was a scrivener error in Item 9A as originally filed.  To be specific, we had stated that our disclosure controls were effective but then continued on to describe remediation efforts we intended to take to address deficiencies with our disclosure controls.

When we reviewed our filing in light of your letter, we realized that our disclosure controls were effective; it was our internal controls that were not effective.  However, in our response to your first letter, we misstated the change to be made, and effectively led you to believe our disclosure controls were the issue (as you had brought up to us) when in fact it was our internal controls.

We apologize for any confusion we may have caused.

Form 10-Q for the Quarterly Period Ended November 30, 2015

2.

We reviewed your response to comment 3.  Please confirm that in future filings on Form 10-Q you will disclose any change in your internal control over financial reporting identified in connection with the evaluation of disclosure controls and procedures that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please refer to Item 308(c) of Regulation S-K.

Response:

We confirm that in future filings on Form 10-Q we will make the disclosures required under Item 308(c) of Regulation S-K.

If you have any questions or need additional information, please contact the undersigned at (212) 768-7687.

Sincerely,

/s/ Robert N. Bertrand

Robert N. Bertrand

cc:  Hank Gracin